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                                                                  EXHIBIT (a)(6)

                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                  P.O. Box 2065 S. Hackensack, N.J. 07606-2065
                                 (888) 349-2005

                                November 5, 2002

Dear Limited Partner:

         McDowell Foods, Inc., a third party not affiliated with your partnership ("MFI"), has sent an unregistered offer (the "McDowell Offer") to purchase up to 300 of the outstanding limited partnership units at $145.00 per unit of Real Estate Associates Limited VI (the "Partnership") on a "first-come, first served" basis. The McDowell Offer is a two page generic document that provides no information regarding the Partnership's properties or its operations.

         Currently, AIMCO Properties, L.P. ("AIMCO Properties"), an affiliate of your General Partner, is making a tender offer (the "AIMCO Offer") for the units of the Partnership for $85.00 per unit in cash, reduced by the aggregate amount of distributions per unit, if any, made by your partnership on or after the commencement of the AIMCO Offer and prior to the date on which it acquires your units pursuant to its offer. However, it should be noted that the McDowell Offer, for $145.00 per unit, is also reduced by any distributions declared by your Partnership after October 10, 2002 and requires you to pay a transfer fee of $100.00 per transaction to MFI. It is not clear whether this transfer fee is in addition to the $80.00 fee imposed by the general partner. You will not have to pay any transfer fees if you tender your units to AIMCO Properties; AIMCO Properties and its affiliates will incur the costs associated with the transfer.

         The Partnership, through its general partner, AIMCO Capital, Inc. (the "General Partner"), is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject such offer or whether the Partnership is remaining neutral with respect to such offer. Due to its affiliation with AIMCO Properties, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their units pursuant to the Offers. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership should tender their units for the greatest net purchase price available, taking into consideration all transfer and other fees, and the likelihood of their units being accepted for payment. In this regard, we note that the McDowell Offer is limited to only 300 units on a "first-come, first-served" basis.

         You should compare the offers carefully. Depending on the number of units held by you, and the final amount of all transfer fees, many of you may receive the greatest net price by tendering your units into the AIMCO Offer. Limited partners who have previously tendered their units in response to the AIMCO Offer are free to withdraw their units at any time in accordance with the procedures set out in the Offer to Purchase.

         If you have not already done so, please remember that to accept the AIMCO Offer the enclosed Acknowledgement and Agreement must be received before midnight, New York time, on November 11, 2002.


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         If you have any questions or need assistance in completing the enclosed
Acknowledgement and Agreement, please contact our information agent, River Oaks Partnership Services, Inc., toll free, at (888) 349-2005.



                               AIMCO CAPITAL, INC.
                               (FORMERLY NATIONAL PARTNERSHIP INVESTMENTS CORP.) General Partner




                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.

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             By Mail:                        By Overnight Courier:                        By Hand:
           P.O. Box 2065                       111 Commerce Road                     111 Commerce Road
   S. Hackensack, NJ 07606-                   Carlstadt, NJ 07072                   Carlstadt, NJ 07072
             2065                         Attn: Reorganization Dept.             Attn: Reorganization Dept.
           By Facsimile:                                                        For information please call:
          (201) 460-2889                                                          TOLL FREE (888) 349-2005
                                                                                             Or
                                                                                       (201) 896-1900
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